UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

 CENTRAL PUERTO S.A.

Table of Content

Item 1	Translation of Prospectus of Spin-Off-Merger between ECOGAS INVERSIONES S.A. and CENTRAL PUERTO S.A., submitted to the Argentine Securities Commission on May 12, 2025.
Item 2	Translation of Prospectus for the Merger by Absorption among CENTRAL PUERTO S.A. and CP Renovables S.A., submitted to the Argentine Securities Commission on May 12, 2025.

Explanatory Note and Disclaimer

Central Puerto (“CEPU”) is accompanying to this report on Form 6-K English translations of prospectuses filed with the Argentine Securities Commission on May 12, 2025. These prospectuses document a series of strategic corporate reorganization transactions executed between CEPU and Ecogas Inversiones S.A. (“Ecogas”) and CP Renovables S.A. (“CPR”), involving a restructuring of ownership interests and operational integration among such entities.

The securities offered in the aforementioned prospectuses have not been registered with the U.S. Securities and Exchange Commission or the securities commission of any U.S. state in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 15, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact